Exhibit 99.87

CONFIRMATION OF SUBORDINATION AGREEMENT

THIS AGREEMENT is dated effective as of the 1st day of January, 2011

AMONG:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the federal laws of Canada having an office in Toronto, Ontario, as trustee under the Trust Indenture (in such capacity, and its successors and assigns are herein called the “Trustee”)

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CANADIAN IMPERIAL BANK OF COMMERCE, a Canadian chartered bank, having an office in Toronto, Ontario, as agent for and on behalf of the Senior Creditors under the Intercreditor Agreement, (in such capacity, and its successors and assigns are herein called the “Collateral Agent”)

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JUST ENERGY GROUP INC., a corporation amalgamated under the Canada Business Corporations Act having its head office in Toronto, Ontario (“Just Energy”)

RECITALS:

A.	The Trustee is the trustee under a trust indenture dated as of May 5, 2010 between Just Energy Income Fund (predecessor to Just Energy) and the Trustee, as amended by a first supplemental trust indenture dated January 1, 2011 (collectively, and as further amended and supplemented from time to time, the “Trust Indenture”).

B.	The Collateral Agent is the collateral agent under a fourth amended and restated intercreditor agreement dated as of January 1, 2011 among the Collateral Agent, Canadian Imperial Bank of Commerce, as agent for the Lenders and those financial institutions who are now or hereafter become Lenders thereunder, Shell Energy North America (Canada) Inc. and the other Shell Energy Entities party thereto, the entities who are now or hereafter become Other Commodity Suppliers thereunder, Just Energy Ontario L.P. and Just Energy (U.S.) Corp. as borrowers and the entities who are now or hereafter become Guarantors thereunder, and the Collateral Agent (as amended, supplemented or restated from time to time, the “Intercreditor Agreement”).

AGREEMENT:

For good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the parties hereto), the parties hereby agree as follows:

1.	In this Agreement, unless the context otherwise requires, the terms “Affiliate”, “Shell Energy Entities”, “Guarantors”, “Lenders”, “Other Commodity Suppliers”, “Security Documents”, “Senior Agreements”, “Senior Creditors”, “Senior Obligations” and “Subsidiary” shall, unless otherwise noted, have the same defined meanings as are attributed to such terms in the Intercreditor Agreement. For certainty, if the Intercreditor Agreement ceases to be in force for any reason whatsoever, then for all purposes hereof the aforementioned terms shall continue to have the same defined meanings set forth in the Intercreditor Agreement as if such agreement remained in force in the form immediately prior to its ceasing to be in force.

2.	The Trustee represents and warrants to the Collateral Agent that attached hereto as Schedule A is a true and complete copy of the Trust Indenture.

3.	The Trustee acknowledges and confirms that the Senior Creditors are entitled to all the rights and benefits of Article 5 of the Trust Indenture and are “Senior Creditors” within the meaning attributable thereto in the Trust Indenture and, accordingly, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of Just Energy or any Subsidiary or Affiliate thereof, to the Senior Creditors or any of them under, pursuant or relating to the Senior Agreements or any Security Document which creates Senior Obligations constitutes “Senior Indebtedness” (as defined in the Trust Indenture), whether such obligations, indebtedness and liabilities are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again.

4.	Just Energy acknowledges that this Agreement is a “Security Document” under the Intercreditor Agreement.

5.	The address for notices hereunder of each of the Collateral Agent, the Agent, the Trustee and Just Energy shall be as follows:

(a)	If to the Collateral Agent:

Canadian Imperial Bank of Commerce

Brookfield Place

161 Bay Street, 8th Floor

Toronto, Ontario

M5J 2S8

Attention: Agent Administration

Telecopy: (416) 956-3830

(b)	If to the Trustee:

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario

M5J 2Y1

Attention: Manager, Corporate Trust Department

Telecopy: (416) 981-9777

(c)	If to Just Energy:

Just Energy Group Inc.

6345 Dixie Road

Mississauga, Ontario

L5T 2E6

Attention: President and CEO

Telecopy: (905) 670-8579

A recipient may change its said address or telecopy number for notices hereunder by notice to the other recipient.

6.	Each of the Trustee and Just Energy shall, at the request of the Collateral Agent but at the expense of Just Energy do all such further acts and things and execute and deliver all such further documents as the Collateral Agent may reasonably require in order to fully perform and carry out the terms of this Agreement.

7.	This Agreement shall be binding upon the Trustee and Just Energy and their respective successors and permitted assigns, and shall enure to the benefit of the Senior Creditors and each of their respective successors and assigns.

8.	This Agreement may be executed in any number of counterparts (including by facsimile transmission), each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

9.	This Agreement shall be governed by the laws of Ontario and the laws of Canada applicable therein.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

CANADIAN IMPERIAL BANK OF COMMERCE, as Collateral Agent for the Senior Crediors under the Intercreditor Agreement		COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee under the Trust Indenture

By:		By:
	Name:		Name:
	Title:		Title:

By:		By:
	Name:		Name:
	Title:		Title:

JUST ENERGY GROUP INC.

By:	Signed
Name: Ken Hartwick
Title: President and CEO

By:	Signed
Name: Beth Summer
Title: Chief Financial Officer

SCHEDULE A

to the Confirmation of Subordination Agreement

dated effective as of January 1, 2011

Trust Indenture

(see attached)